UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-9576

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEVENTH AMENDED AND RESTATED OWENS-ILLINOIS, INC.

LONG-TERM SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

O-I GLASS, INC.

One Michael Owens Way

Perrysburg, Ohio 43551-2999

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Seventh Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Seventh Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021 (referred to as the “supplemental schedule”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1987.

Toledo, Ohio

June 16, 2022

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets:

Interest in investments of the Trust	$293,183,225	$283,840,502

Notes receivable from participants	16,488,758	14,715,051

Net assets available for benefits	$309,671,983	$298,555,553

The accompanying notes are an integral part of the financial statements.

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2021	2020
Interest in investment gain of the Trust	$24,245,064	$42,217,433

Contributions:
Participant	17,778,267	16,296,439
Employer	8,417,943	7,961,137

Interest income due to notes receivable from participants	707,138	765,018
Participant withdrawals	(36,407,090)	(20,767,958)
Administration fees	(270,142)	(280,520)
Other	(232,446)	(29,535)

Increase in net assets available for benefits prior to transfers	14,238,734	46,162,014

Plan to plan transfers-in	440,548	15,648
Plan to plan transfers-out	(3,562,852)	(69,706)

Net assets available for benefits at beginning of year	298,555,553	252,447,597

Net assets available for benefits at end of year	$309,671,983	$298,555,553

The accompanying notes are an integral part of the financial statements.

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements

December 31, 2021

1. Plan Description

The Seventh Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan (the “Plan”) was adopted by O-I Glass, Inc. (the “Company”) for the benefit of eligible U.S. hourly employees of the Company and certain of its subsidiaries and affiliates.

On December 26 and 27, 2019, the Company implemented the Corporate Modernization (as defined below) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 26, 2019, among Owens-Illinois, Inc. (“O-I”), O-I Glass, Inc. (“O-I Glass”) and Paddock Enterprises, LLC (“Paddock”). The term “Company” as used herein and unless otherwise stated or indicated by context, refers to O-I prior to Corporate Modernization and to O-I Glass after Corporate Modernization.

The Corporate Modernization involved a series of transactions, which reorganized O-I into a new holding company structure (the “Corporate Modernization”). The Corporate Modernization was completed on December 27, 2019 and was effected through a merger pursuant to the Merger Agreement, dated as of December 26, 2019, by and among the Registrant, O-I and Paddock. As a result of the Corporate Modernization, O-I merged with Paddock, with Paddock continuing as the surviving entity and as a direct wholly owned subsidiary of the Company (the “Merger”). Upon the effectiveness of the Merger, each issued and outstanding share of common stock of O-I, par value $0.01 per share, held immediately prior to the Merger automatically converted into a right to receive an equivalent corresponding share of Common Stock having the same designations, rights, powers and preferences and the qualifications, limitations, and restrictions as the corresponding share of common stock of O-I being converted.

In connection with the Corporate Modernization, on December 26, 2019, O-I Glass and Paddock entered into an Assignment and Assumptions Agreement, pursuant to which the Company assumed (including sponsorship of) the Plan from O-I.

On April 26, 2021, O-I Glass announced that its wholly owned subsidiary, Paddock, has reached an agreement in principle with the Official Committee of Asbestos Personal Injury Claimants and the legal representative for the future asbestos personal injury claimants to accept the terms of a mediator’s proposal regarding a consensual plan of reorganization under section 524(g) of the U.S. Bankruptcy Code. The agreement, which is supported by O-I Glass, is subject to definitive documentation and satisfaction of certain conditions.

The Plan’s investments are held in the Owens-Illinois, Inc. Master Savings Trust (the “Trust”) administered by the O-I Glass, Inc. Employee Benefits Committee (the “Committee”). The Plan’s Trustee is John Hancock (the “Trustee”) and recordkeeping is managed by John Hancock (the “Recordkeeper”), along with the assets of another defined contribution plan of the Company.

The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Company. Participant contributions are immediately fully vested and may be divided at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of compensation to be contributed each pay period; any such changes shall be effective on the next pay period. Effective in 2019, the Company amended the Plan and implemented auto enrollment for certain employees, which will auto enroll an employee in the Plan if the employee fails to affirmatively make a deferral election to enroll in the Plan upon becoming eligible in the amount of a 2% contribution of their compensation on a pretax basis. In conjunction with that amendment, effective in 2020, the Company implemented an auto increase to certain employees’ elective deferral rate by 1% per annum up to a maximum of 8% of their compensation on a pretax basis.

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of plan administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2021

Based on the facility in which the participant is employed, the Company contributes a matching amount of the participant’s pretax contributions not to exceed 2% or 5% of the participant’s compensation or amounts based on a stipulated rate per hour. Also based on the facility in which the participant is employed, the Company contributes an additional Employer Base Contribution to the Plan of 3% of the participant’s compensation, or 3.75% to 4.75% of the participant’s compensation based on years of service. All Company contributions are specified by various labor contracts and are immediately fully vested. Company contributions may be invested in the O-I Glass, Inc. Company Stock Fund, however, participants are allowed to transfer Company contributions from the Company Stock Fund at any time. Company contributions not invested in the O-I Glass, Inc. Company stock fund are invested in accordance with the participant’s current choice of investment options. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds daily. Transfers into the Company Stock Fund will not be permitted until 90 days after the last transfer out. There are no restrictions on the frequency of transfers out of the Company Stock Fund.

Upon separation from service with the Company due to death, disability, retirement or termination, a participant may elect to receive either a lump sum or may elect installment payments on a monthly basis. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant’s account. In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and applicable collective bargaining agreements.

The information above is intended as a general description of the Plan’s operating guidelines.  Reference should be made to the Plan document for more specific provisions.

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2021

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are loans of a portion of the participants’ existing account balance that the Plan permits participants to borrow. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in weekly installments, including interest.  The Plan allows active participants to only have three loans (only one of which can be used to purchase the participant’s primary residence) outstanding at any time. The minimum amount allowed by the Plan for a loan is $500 and the maximum loan amount available to a participant is determined by their account balance. The Plan allows a participant to borrow up to the lesser of (i) 50% of their account balance or (ii) $50,000. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years.  Participants’ loans are collateralized by their account balances.  The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%.  Repayments of loans, including the interest portion thereof, are reinvested on the participants’ behalf in accordance with their current choice of investment options.  Participants are charged a transaction fee for each new loan initiated.  The amount of the fee is $50 for a nonresidential loan and $100 for a residential loan.  The fee is deducted from the participant’s account when the loan is processed.  Notes receivable from participants are valued at their unpaid principal balances plus accrued interest. Interest income on notes receivable from participants is recorded when earned.

Basis of Presentation and Plan Investments

The accompanying financial statements reflect the Plan’s total interest in the net assets and transactions of the Trust as allocated by the Recordkeeper and any such other investments and transactions related solely to the Plan. Net assets, as well as earnings and losses, of the Trust are allocated to the Plan based on the sum of the individual accounts of the Plan’s participants. The Trust also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

The Plan has specific interests in certain investments of the Trust based on account balances of the participants and their investment options. The Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Trust.

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2021

The following tables present the net assets of the Trust and the Plan’s interest in the Trust:

	December 31, 2021
	Trust Balances	Plan’s Interest in Trust Balances
Mutual funds	$574,903,073	220,376,158
Pooled separate account	80,111,184	40,835,577
Common stock	58,297,234	31,971,490
Total net assets	$713,311,491	293,183,225

Plan’s interest as a percentage of the Trust		41%

	December 31, 2020
	Trust Balances	Plan’s Interest in Trust Balances
Mutual funds	$533,035,748	209,553,871
Pooled separate account	76,737,791	39,876,512
Common stock	63,557,883	34,410,119
Total net assets	$673,331,422	283,840,502

Plan’s interest as a percentage of the Trust		42%

The investment income of the Trust are as follows:

	Year Ended December 31,
	2021	2020
Interest and dividends	$55,870,910	$34,771,515
Net appreciation in fair value of investments	12,213,518	72,871,458
Total investment income	$68,084,428	$107,642,973

Plan’s interest in investment income of the Trust	$24,245,064	$42,217,433

Investment Valuation and Income Recognition

Investments held by the Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2021

Tax Status

The Plan has received a determination letter from the IRS dated October 16, 2014, stating that the Plan is qualified under Section 401(a) of the Code and therefore the related trust is tax-exempt. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Plan Expenses

Plan expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule.  Actual results could differ from those estimates and assumptions.

Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2021

3. Fair Value Measurements

Generally accepted accounting principles (“GAAP”) define fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value:

Common stock: Consists of the Company’s stock valued using quoted market prices on the last business day of the year.

Mutual Funds: The shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year-end.

Pooled separate account: The pooled separate account is valued at the NAV provided by the administrator of the fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. No transfers between levels occurred during 2021 or 2020.

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2021

The following table sets forth by level, within the fair value hierarchy, the Trust’s assets at fair value:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Common stock	$58,297,234	$—	$—	58,297,234
Pooled separate account	80,111,184	—	—	80,111,184
Mutual funds	574,903,073	—	—	574,903,073

Total assets at fair value	$713,311,491	$—	$—	713,311,491

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Common stock	$63,557,883	$—	$—	63,557,883
Pooled separate account	76,737,791	—	—	76,737,791
Mutual funds	533,035,748	—	—	533,035,748

Total assets at fair value	$673,331,422	$—	$—	673,331,422

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2021

4. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2021	2020
Net assets available for benefits per the financial statements	$309,671,983	$298,555,553
Deduct: Defaulted loans	(804,149)	(907,956)

Net assets available for benefits per the Form 5500	$308,867,834	$297,647,597

The following is a reconciliation of increase in net assets per the financial statement to the net income per the Form 5500 for the year ended December 31, 2021:

Net increase in net assets available for benefits prior to transfers per the financial statements	$14,238,734
Defaulted loans in prior year	907,956
Defaulted loans in current year	(804,149)

Net income per the Form 5500	$14,342,541

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Employer Identification No. 22-2781933

Plan No. 017

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2021

	Shares or
	Principal	Fair
Description	Amount	Value
*Notes receivable from participants	Interest rates ranging from 3.75% to 9.25%, various maturity dates	$16,488,758

*Party-in-interest

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the O-I Glass, Inc. Employee Benefits Committee, which administers the employee benefit plans, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 16, 2022	By:	O-I Glass, Inc.
Employee Benefits Committee

	By:	/s/ Anna M. Boris
Anna M. Boris
Member of the Employee Benefits Committee